

Mail Stop 4720

June 14, 2016

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

      Re: **AC Immune SA**
            Registration Statement on Form F-1
            Filed May 31, 2016
            File No. 333-211714

Dear Ms. Pfeifer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Comparison of the First Three Months Ended March 31, 2016 and 2015
Financing activities, page 79

1. Please revise the date of the conclusion of the Series E Extension private placement from April 2015 to April 2016.

Exhibits 8.1 and 8.2

2. We note your response to comment six of our letter dated May 25, 2016. However, it appears that you are providing short-form opinions for both material Swiss tax considerations and material U.S. federal tax considerations. As such, you must revise your disclosure under "Taxation" to state that the discussion is the opinion of each counsel and the disclosure must set forth counsels' opinions with respect to each material tax consequence. As noted, the disclosure as currently drafted states that "generally" a certain tax consequence will apply or that counsel "expects" a certain tax consequence to occur. Please revise your disclosure throughout to clearly identify and articulate the opinions being rendered. Please also remove the disclosure that this section is a summary and does not address all tax consequences of the offering.

3. We note that the short-form opinion filed as Exhibit 8.1 states that counsel is of the opinion that "as of the date hereof" the discussion in the registration statement is "an accurate summary in all material respects of the tax matters purported to be described therein." Because the opinion is dated September 25, 2015 and refers to the filing of the Draft Registration Statement, it is not opining on the disclosure that appears in the current form of the registration statement. In addition, counsel's opinion on the accuracy of the prospectus disclosure is not the appropriate subject of the opinion. Instead, counsel must opine on the tax consequences of the offering. Please revise to opine that the applicable tax disclosure in the registration statement is the opinion of counsel. Refer to Section III of Staff Legal Bulletin 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP